UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 14F
INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER
Spatializer Audio Laboratories , Inc.

(Exact Name of Registrant as Specified in Its Charter)
000-26460

(Commission File Number)
Delaware/95-4484725

(State of Incorporation)/(I.R.S. Employer Identification No.)
2060 East Avenida de Los Arboles—Suite D190
Thousand Oaks, California 91362

(Address of principal executive offices)
Registrant’s telephone number: (408) 453-4180

SPATIALIZER AUDIO LABORATORIES, INC.
INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER
SPATIALIZER AUDIO LABORATORIES, INC. IS NOT SOLICITING PROXIES IN CONNECTION WITH THE MATTERS DESCRIBED IN THIS INFORMATION STATEMENT, AND NO VOTE OR OTHER ACTION BY SPATIALIZER AUDIO LABORATORIES, INC.’S STOCKHOLDERS IS REQUIRED TO BE TAKEN IN CONNECTION WITH THIS INFORMATION STATEMENT.
This Information Statement is being furnished to the holders of record on April 30, 2008, of the outstanding shares of common stock, $.01 par value, of Spatializer Audio Laboratories, Inc., a Delaware corporation (the “Company”), in connection with the prospective appointment of two members of the Board of Directors of the Company, pursuant to the terms of an April 25, 2007 Common Stock Purchase Agreement (the “SPA”) with Jay A. Gottlieb, Greggory A. Schneider and Helaine Kaplan (collectively, the “Investors”). Because the appointments are deemed to be a change of control of the Company, this Schedule 14-F Information Statement is required to be filed with the SEC (and sent to shareholders of record as of a recent date) at least 10 days prior to such additional Board members assuming such role with the Company.
By way of back ground:
•	The Company sold and the Investors collectively purchased 16,236,615 shares of common stock of Registrant for an aggregate purchase price of $422,152.15. Of the total shares sold to the Investors, Mr. Gottlieb purchased 8,739,115 shares of the Company’s common stock for an aggregate purchase price of $227,217.15. Pursuant to the SPA, Registrant agreed, after the sale of substantially all of its assets to DTS, Inc. and its subsidiary (the “Asset Sale”), to take such corporate actions as may be reasonably required to appoint Mr. Gottlieb or other designee of the Investors to the Board of Directors. The Asset Sale was consummated on July 2, 2007 and the Board of Directors appointed Jay A. Gottlieb as a director of Registrant on August 13, 2007.

•	There are no family relationships between Mr. Gottlieb and any director or executive officer of Registrant or any of its subsidiaries. Other than as stated herein, neither Mr. Gottlieb nor any member of his immediate family has engaged in any transactions with Registrant of the sort described under Item 404(a) of Regulation S-K.

•	As contemplated under the SPA, Registrant distributed substantially all of its remaining cash assets to its stockholders on April 22, 2008, after satisfying its liabilities and leaving a $100,000 cash residual.

•	Effective April 28, 2008, Henry Mandell and Carlo Civelli resigned from the Board of Directors of Registrant, the only Director then remaining on the Board being Mr. Gottlieb.

•	As permitted under Delaware law, specific provisions of Registrant’s Bylaws and provided for in the SPA, on April 29, 2008, Mr. Gottlieb appointed Messrs. Greggory Schneider and Michael Pearce (the “Board Designees”) to fill out the terms of Messrs. Mandell and Civelli until the next election of Directors.

•	Concurrently, the following officerships were also assigned, effective immediately: Mr. Gottlieb (Chairman of the Board, Secretary and Treasurer) and Mr. Schneider (Chief Financial Officer).
This Information Statement is being provided solely for informational purposes and is NOT being provided in connection with a vote of the Company’s stockholders.

As noted above, the Board Designees will take office effective upon this Information Statement having been filed with the Securities and Exchange Commission and forwarded to Company shareholders of record at least 10 days in advance. For more detail about this change of control, biographical information and the prospective addition of two additional directors to the Company’s Board, see “Existing Board of Directors; Board Member and Board Designees” below.
This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder.
Existing Board of Directors; Board Member and Board Designees
Directors are elected at the annual meeting of stockholders receiving a majority of the votes cast when a quorum exists. Each director holds office until his successor is appointed or he resigns, unless sooner removed. For biographies of the existing Member of the Company’s Board of Directors as well as the Board Designees, see below.
The following table sets forth the name, age and position with the Company of each of the persons expected to be appointed to the combined Company’s Board of Directors and each of the persons expected to be appointed as an Executive Officer of the Company following completion of the Merger described herein:

Name	Age	Principal Position
Jay Gottlieb*	63	Chairman of the Board of Directors, Secretary and Treasurer
Michael Pearce	46	Director
Greggory Schneider	32	Director and Chief Financial Officer

*	The existing sole Member of the Board of Directors (Mr. Gottlieb) has served since August 13, 2007 on the Company’s Board.
Below is the biography of (i) the current Member of the Board of Directors (Mr. Jay Gottlieb) and then (ii) the biographies of the Board Designees (Messrs. Pearce and Schneider):
Jay A. Gottlieb, the current sole director, Mr. Gottlieb is a private investor in various companies since 1998. He is involved in analysis and investment in undervalued special situations and shell corporations. He presently owns between 5% and 21% of 14 public companies and is a member of the Board of Directors of Golf Trust of America, Inc. From 1992 to 1998 he was the editor of an investment service that analyzed and published extensive data on companies planning initial public offerings. From 1977 to 1991, Mr. Gottlieb was the President and Chairman of the Board of The Computer Factory, Inc., a nationwide organization involved in retail and direct sales, servicing and leasing of personal computers. From 1969 to 1988, he was President of National Corporate Sciences, Inc., a registered investment advisory service. Mr. Gottlieb holds a Bachelor of Arts from New York University.
Michael Pearce has been Chief Executive Officer and President of Golf Trust of America, Inc. since November 8, 2007. Mr. Pearce has been a private investor in various companies since 2002, with emphasis in distressed securities of publicly traded entities. From late 1999 through 2001, he served as Chief Executive Officer of iEntertainment Network. From 1996 to 1998, he served as Senior Vice President of Sales and Marketing of publicly traded VocalTec Communications, later returning in 1999 in a consulting capacity to its Chairman on matters pertaining to strategic alternatives, business development and mergers and acquisitions. From 1983 to 1996, he was employed in various technology industry management positions, including Senior Vice President of Sales and Marketing at Ventana

Communications, a subsidiary of Thomson Corporation; Vice President of Sales at Librex Computer Systems, a subsidiary of Nippon Steel; and National Sales Manager at Hyundai Electronics America. From 1979 to 1983, he attended Southern Methodist University.
Gregg Schneider is a private investor who specializes in undervalued publicly traded securities. During the past fourteen years, Mr. Schneider has been an active dealer in numismatic items, specializing in U.S. rare coins and currency. Mr. Schneider attended two years of courses at UCLA and is involved in several charitable organizations.
Voting Securities; Beneficial Ownership of the Company’s Common Stock
The Company’s common stock is the only class of equity securities that is currently outstanding and entitled to vote at a meeting of the Company’s stockholders. Each share of common stock entitles the holder thereof to one (1) vote. As of April 30, 2008, 65,000,000 shares of the Company’s common stock were issued and outstanding (of 300,000,000 authorized).
Committees of the Board of Directors
The Company will in the future establish an Audit Committee in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934 (the “Exchange Act”) that will be comprised of a majority “independent” directors as defined under pertinent securities rules. Given the period time it is expected to take to complete the selection process and given that the Company is not currently subject to the Sarbanes Oxley Act requiring at least an Audit Committee be comprised of a majority of independent directors, the Company has have elected to defer such search at least until January 1, 2008. At the time of selection, the Company will mail to stockholders of record and file with the SEC any information regarding the new directors as is required by Section 14 of the Exchange Act.
Once put in place, the Audit Committee, among other things, will determine engagement of the independent certified public accountants and review the scope and effect of the audit engagement. Be-cause the Company will constitute a “controlled company” as defined under the Sarbanes-Oxley Act, the Company is exempt from being required to create a Compensation Committee or other committee(s) comprised of a majority of independent directors.
Signature
Pursuant to the requirements of the Exchange Act, the Company has duly caused this Schedule 14-F Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

Spatializer Audio Laboratories, Inc.
By:	/s/ Jay Gottlieb
Jay Gottlieb,
President, Secretary, Treasurer & Chairman of the Board

Dated May 7, 2008;